October 20, 2011

Mellissa Duru
Office of Mergers and Acquisitions
Securities and Exchange Commission
Washington, D.C. 20549-0303

Re: Schedule TO-T filed September 30, 2011, by MacKenzie Patterson Fuller, LP and its affiliates, the Purchasers, for Dividend Capital Total Realty Trust, Inc., File No. 005-85609

Dear Ms. Duru:

Thank you for your letter dated October 7, 2011, regarding our recent Schedule TO-T. I will respond to the questions you asked in your letter in the order in which you posed them.

1.
The Offer says in Section 5 that: “Without limiting the manner in which the Purchasers may choose to make any public announcement, except as provided by applicable law (including Rule 14d-4(c) under the Exchange Act), the Purchasers will have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by issuing a press release.”  It does not say that we will communicate notice of an extension by press release.  The rule requires a “public announcement” and the answer the question about which you issued this comment says that we will issue a “public announcement.”

2.
The termination of our prior offer has nothing to do with our “future plans” and the termination of the prior offer is not material to anyone receiving this offer.  Further, the reason for the termination of the prior offer is now available on EDGAR if anyone who was aware of it by seeing it on EDGAR wishes to know the reason.  That reason will also now not recur, because the Company has mailed the offer.

3.
We understand that we are responsible for the accuracy and completeness of the disclosure included in the Offer.  The disclosure we are making, however, is about our review of the independent sources.  We are responsible for accurately reporting what those sources report, but not for the reporting made by those sources themselves.  We are not disclaiming responsibility for the accuracy of our review, only for the accuracy of those reports themselves.  We have no way of verifying that they did their job accurately, and to represent to the contrary would be misleading investors.

4.
In our opinion, it is clear from the context of the offer that the language referring to a “final and binding” determination means that we will make the decision, not the seller.  Of course, the seller is always able to contest such a decision using the dispute resolution procedure.  In fact, in response to a similar comment by the staff in the past, we added the following language in another section: “subject, of course, to the parties’ ability to seek review of any contested determination by an arbitrator pursuant to Section 16.”  This acknowledgement would clearly apply in the other sections as well.

5.
I believe that the grammatical construction of condition (b) is clear.  It says that the condition is triggered if “there shall be any action taken, or any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer by any federal or state court, government or governmental authority or agency, other than the application of the waiting period provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which will, directly or indirectly, result…” (emphasis added).  The underlined clause begins after the comma after “taken” and ends after “as amended.”  Removing that clause would result in the following: “there shall be any action taken which will, directly or indirectly, result …”  The only way it could be constructed to be limited to actions taken by the listed entities would be if there were a comma after “deemed applicable to the Offer” such that the “by any federal or state court…” applied to the entire preceding part of the sentence. But there is no such comma, and the only logical reading is that the condition is triggered by “any action” which will result in the listed consequences.  Nonetheless, we take the staff’s comments under consideration and will consider whether any improvements can be made to this sentence in future offers.

6.	We understand the Staff’s position.

Closing paragraphs: While acknowledging the Staff’s positions, and without implying any specific issue with such position, we respectfully decline to make the statements requested. There is no requirement that we do so.  To the extent the requested statements are accurate statements of applicable law, there is no reason to obtain from bidders a recitation of such law.  To the extent the statements go beyond applicable law or reflect interpretations of law that may be open to dispute, it would not be fair or appropriate to require bidders to make statements that might prejudice their right to take a contrary position at some later time, if the occasion arose.

Please let me know if you have any questions or further comments. Thanks.

Very Truly Yours,

Chip Patterson
Senior Vice President and General Counsel
(925) 631-9100 ext. 1006
(925) 235-1096 (Fax)
chip@mpfi.com